UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 30, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Horizon Pharma, Inc.

File No. 001-35238 -- CF# 30850

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Horizon Pharma, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 13, 2014, as amended on May 23, 2014.

Based on representations by Horizon Pharma, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.36	through June 30, 2018
Exhibit 10.39	through November 5, 2019
Exhibit 10.43	through March 13, 2017
Exhibit 10.44	through March 13, 2017
Exhibit 10.45	through March 13, 2017
Exhibit 10.46	through February 28, 2023
Exhibit 10.47	through February 28, 2023
Exhibit 10.48	through February 28, 2023
Exhibit 10.49	through December 31, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary